Filed by Phelps Dodge Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Phelps Dodge Corporation
Commission File No.: 333-139252
Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements about Phelps Dodge Corporation (“Phelps Dodge”) and Freeport-McMoRan Copper and Gold Inc. (“Freeport”). When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Phelps Dodge or Freeport, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Phelps Dodge and Freeport, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where Phelps Dodge and Freeport operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by Phelps Dodge or Freeport, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Phelps Dodge or Freeport, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
Important Information for Investors and Stockholders
Phelps Dodge and Freeport filed a preliminary joint proxy statement/prospectus with the SEC in connection with the proposed merger. Phelps Dodge and Freeport urge investors and stockholders to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.
Investors and stockholders will be able to obtain the definitive joint proxy statement/ prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge website at www.phelpsdodge.com. Documents filed with the SEC by Freeport will be available free of charge on the investor relations portion of the Freeport website at http://www.fcx.com.
Phelps Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps

Dodge’s directors and executive officers in Phelps Dodge is set forth in the preliminary joint proxy statement/prospectus filed with the SEC. Freeport, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of Freeport in connection with the merger. Information concerning the interests of Freeport’s directors and executive officers in Freeport is also set forth in the preliminary joint proxy statement/prospectus filed with the SEC.
Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Phelps Dodge’s and Freeport’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

PHELPS DODGE CORPORATION
4Q06 Analyst Call
Phoenix, AZ
January 29, 2007
9:30 a.m. EDT

Operator:	Ladies and Gentlemen, thank you for standing by. Welcome to the Phelps Dodge Analyst Conference Call. At this time, all participants are in a listen-only-mode. Later we will conduct a question and answer session. If you wish to ask a question during the Q&A, please press the “one” key on your touch-tone-telephone. If you require assistance during the conference, please press “star then zero.” As a reminder, this conference is being recorded. I would now like to turn the conference over to Mr. Stan Rideout, Vice President and Treasurer at Phelps Dodge Corporation. Please go ahead.

Stan Rideout:	Good morning to everyone on today’s call. This event is being Webcast and therefore the audio is available to both the media and the general public. The Webcast can be accessed at www.phelpsdodge.com. The Webcast may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934, including statements regarding, among other things, the company’s business strategy and growth strategy. All statements other than historical information are forward-looking statements. These forward-looking statements are based on management’s current expectations, speak only as of the date made, and are subject to a number of risks and uncertainties, which cannot be predicted or quantified and are beyond our control. Future developments and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Please refer to the risk factors section and management’s discussion and analysis section of our most recent 10-K and 10-Q reports, as well as our other publicly available filings with the Securities and Exchange Commission for discussion of factors that could cause such actual results to differ materially. In addition, this Webcast may contain forward-looking statements concerning the proposed merger of Phelps Dodge with Freeport-McMoRan Copper and Gold Inc. Please refer to the risk factors and cautionary statement regarding forward-looking statements included in the preliminary joint proxy statement/prospectus filed by Freeport with the SEC for discussion

PHELPS DODGE CORPORATION
4Q06 Analyst Call
January 29, 2007 / 9:30 a.m. EST

of factors that could cause actual results of the proposed merger to differ materially from such forward-looking statements. Phelps Dodge urges investors and stockholders to read the definitive joint proxy statement/prospectus when it becomes available, and any other relevant documents filed by either party with the SEC, because they will contain important information. Phelps Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge’s directors and executive officers in Phelps Dodge is set forth in the preliminary joint proxy statement/prospectus filed with the SEC. This Webcast does not constitute an offer to sell, nor the solicitation of an offer to purchase any securities, nor solicitation of a proxy, consent, authorization, or agent designation with respect to a meeting of the company’s stockholders. During today’s call there may be terms used to describe supplemental data. Any such data or terms are not a substitute for any U.S. Generally Accepted Accounting Principle measure and should be evaluated within the context of our U.S. GAAP results. Also, any such references may not be comparable to similarly titled measures reported by other companies. Please refer to our press release at our Web site at www.phelpsdodge.com. This event is being recorded by Phelps Dodge and is copyrighted material. It cannot be recorded or rebroadcast without express permission. Your participation implies consent to these terms. Please drop off the line or terminate your connection if you do not agree with these terms. The replay of the Webcast will be available on the Phelps Dodge Web site today beginning at approximately 2:00 p.m. Eastern through February 5. With that, I will turn the meeting over to the Company’s chairman and chief executive officer, Steve Whisler.

Steve Whisler:	Thank you, Stan, and good morning and welcome to everyone on our call. With me today in Phoenix are Tim Snider, our president and chief operating officer; Ramey Peru, executive vice president and chief financial officer; and Steve Higgins, the president of our sales company.

PHELPS DODGE CORPORATION
4Q06 Analyst Call
January 29, 2007 / 9:30 a.m. EST

Our format this morning will be as follows. I’m going to briefly review our fourth quarter and full-year 2006 results. Then, I’m going to ask Steve to comment on the copper and moly markets. I’ll come back and provide a brief update in terms of the status of the Freeport transaction. And, as a result of that transaction, I’ll provide the first quarter guidance that we are contemplating. And, then, we’ll be pleased to take your questions.

Turning to our fourth quarter results, we delivered record net income in the fourth quarter, despite a decline in copper prices compared with the two previous quarters. Having said that, the average copper price for the quarter was still a very robust $3.20 per pound. We reported record GAAP earnings of $1.32 billion, or $6.50 per share, for the quarter. That exceeded the high end of our $4.75 to $5.50 per share guidance. Included in that number were $0.77 per share for mark-to-market gains on the copper collars as a result of the copper price falling there at year end. Also included was $1.79 per share from special items, primarily the following: $1.32 per share associated with the remaining portion of the Inco breakup fee, net of taxes and expenses, and $0.63 per share for the reversal of a U.S.-deferred tax asset valuation allowance.

For the year 2006, we reported record net income of a little over $3 billion, actually, $3.018 billion, or $14.83 per common share, which was our third consecutive year of record annual net income.

PD mine production was 609 million pounds, and that was below the low end of our guidance range, primarily due to lower-than-planned production from the Cerro Verde sulfide startup and to a few small shortfalls in our North American operations, none of which was significant individually.

PHELPS DODGE CORPORATION
4Q06 Analyst Call
January 29, 2007 / 9:30 a.m. EST

The Cerro Verde startup is coming along nicely. The shortfall in the quarter was simply a matter of aggressive forecasting on our part. Just to remind everyone, we have publicly stated that we have expected to have the first half of the plant commissioned by year end 2006 and the second half up and running by the end of June 2007. Construction of the project has, in fact, gone very well, and we believe that we could pull the second half of the plant forward quite a bit. That was the basis for our fourth quarter guidance and forecast. We’re currently running at about 75% of design capacity but are still working out the kinks of that operation. So, to summarize, we’re well ahead of our original schedule, but we came up a little short on our, admittedly, very optimistic commissioning plan.

I think the best news of all, from my perspective, is we appear to be over our original capital budget of $850 million by less than 5%. Given the high double-digit and, sometimes, triple-digit increases many other large capital projects have experienced, I think this is an impressive outcome. And it’s been driven by our engineering and operating management.

As a result of our lower production, sales of PD-mined copper were 599 million pounds, which, again, was slightly below the low end of our guidance range.

Fourth quarter cash flow from operating activities of $1.75 billion was above our guidance of $1.5 billion, due, in part, to favorable timing of working capital items. The timing of payments for capital spending, primarily for the Safford project and mining equipment at some of our North American operations, resulted in lower than planned fourth quarter capital spending of approximately $360 million, which was just about $129 or $130 million of which was tied up in accounts payable and not included in that quarterly capital figure.

PHELPS DODGE CORPORATION
4Q06 Analyst Call
January 29, 2007 / 9:30 a.m. EST

At quarter end, cash on hand was just under $5 billion. Approximately $3.9 billion of that was held in the United States, with the remaining $1.1 billion held internationally and about $500 million of that is held for minority interests.

That concludes my brief overview of our fourth quarter results, by and large a very straightforward and outstanding quarter, from my perspective. Clearly, one of the interesting things going on right now is what’s going on with the markets, and I’m going to ask Steve to comment on both the copper and molybdenum markets. Steve?

Steve Higgins:	Thank you, Steve, and good morning. Quite simply, 2006 was an extraordinary year to be in the copper business. The price averaged $3.09 a pound for the year, up nearly 85% from the 2005 average of $1.68. Historically low refined copper inventories, significant production disruptions and increased fund activity contributed to the unprecedented price levels. Overall, we believe that the refined copper market was roughly in balance during 2006; however, it developed quite differently than most observers had expected. Labor disputes, mechanical failures and ore grade issues combined to reduce global mine output from expectations by some 600,000 to 700,000 metric tons. Refined production ended up around 5% from 2005 levels. The year was characterized by strong first-half growth in global refined consumption, followed by a more modest second half. We estimate copper consumption for the full year increased by 4%.

At the regional level, however, there were some notable events. In the U.S., the first half of 2006 started well with refined consumption increasing from a year earlier. However, consumption in the second half and, particularly, in the fourth quarter, declined due to flagging demand from residential construction, a reduction in auto and light truck builds and a significant downstream inventory liquidation across all consuming sectors. Our current estimate is the U.S. refined copper consumption decreased between 3% and 4% during 2006.

PHELPS DODGE CORPORATION
4Q06 Analyst Call
January 29, 2007 / 9:30 a.m. EST

In China, we believe refined copper consumption increased by 5%, after taking into account the drawdown in SRB and consumer cathode inventories. Europe experienced strong growth in copper consumption, increasing between 7% to 8% for the year, and Japan’s refined consumption also rebounded from 2005, ending the year up around 5%.

As we look at 2007, we believe that the market fundamentals will continue to be favorable for copper. While they grew at year end, both exchange and off-exchange inventories are very low by historical standards. For 2007, we expect world copper consumption to increase 3.5% as a result of continued global economic growth.

In the U.S., we anticipate that industrial production will grow between 2% and 3% for the year. And, while we do not expect a sharp turnaround in construction activity or automotive production, we agree with most analysts that the worst of the current correction is behind us. While residential construction has suffered, non-residential construction spending increased around 14% in 2006 and will likely continue to grow this year. As a result, we expect U.S. copper consumption to increase 1%.

In China, we expect that industrial production will expand at 15% year over year. We believe the destocking of 2006 has run its course and expect to see stronger demand in 2007. We anticipate China’s refined copper consumption will grow at 7% or higher this year.

Following a year of strong growth, we anticipate both Europe and Japan’s copper consumption will increase by approximately 1% in 2007.

On the production side, we expect refined output will grow approximately 5% year over year, and, overall, we expect the market to move toward a modest

PHELPS DODGE CORPORATION
4Q06 Analyst Call
January 29, 2007 / 9:30 a.m. EST

surplus. However, if we continue to see disruptions at levels similar to the last two years, then the market would be closer to balance, likely putting upward pressure on the price.

That concludes my comments on copper. Now, I’ll turn to the moly market.

With the industry essentially in balance, moly prices traded in a range between $21 and $28 per pound, averaging $24.75 for the year. The price was lower than the 2005 average, but, for the third consecutive year, molybdenum prices remained at historically high levels. Consumption of molybdenum was better than expected in 2006, with global growth of 6% year over year, thanks to continued strong demand in both the metallurgical and chemical segments.

North American metallurgical demand did weaken somewhat in the fourth quarter, mainly due to the downturn in automotive builds. However, demand in other regions, in particular, China, remained strong throughout the year.

Supply of moly remained at approximately 2005 levels, as increases in primary mine production were offset by decreases in by-product mine production. Production for mines in China did increase during the period, but the absolute level remains difficult to estimate. 2006 supply was further supplemented by a drawdown in concentrate inventory, as roaster constraints were largely eliminated.

Turning to 2007, we expect consumption growth to remain healthy but to grow at a slightly lower rate of between 4% and 5%. Regulatory requirements for low-sulfur diesel fuel remain the primary driver for chemical market growth, while metallurgical demand continues to be driven by strong global growth in nearly all stainless steel end use sectors, in particular, oil and gas, aircraft and construction.

PHELPS DODGE CORPORATION
4Q06 Analyst Call
January 29, 2007 / 9:30 a.m. EST

On the production side, we’re looking for growth of just over 5% year over year, based on new by-product mines reaching full production levels in 2007 and an increase in supply from Chinese mines. However, there continues to be uncertainty regarding the sustainability of high grade by-product production at existing mines.

Overall, we expect the market to be near balance to perhaps a modest surplus by year’s end. Inventories, while growing, will remain well below normal levels. As a result, we believe prices will moderate somewhat from 2006 levels but remain, again, historically high.

That concludes my comments. I’ll now turn the call back to Steve.

Steve Whisler:	Thank you, Steve. Let me just provide a quick update on the transaction that we announced during the fourth quarter with Freeport Copper and Gold. The reasons and rationale for that transaction are set forth in a great amount of detail in the preliminary proxy materials that Stan referenced in his opening comments. So, I don’t intend to repeat any of that here. I’m just going to simply try to provide an update in terms of where we stand.

I think, from our perspective, we remain on track to complete that transaction by the end of the current quarter. Freeport is working with the SEC on those preliminary proxy materials, and, hopefully, we will be in a position to have that moved forward here shortly. The transaction is subject to shareholder and regulatory approvals, which are progressing. The U.S. antitrust authorities did grant early termination of the waiting period under the Hart-Scott-Rodino Act in late December of last year. And, we’re working to obtain EU and other regulatory approvals, and I’m not aware of any issues in that regard. The shareholder meetings will be scheduled once the SEC declares the proxy effective, and we expect those meetings to be held, as I said, in March, with closing thereafter.

PHELPS DODGE CORPORATION
4Q06 Analyst Call
January 29, 2007 / 9:30 a.m. EST

Given the fact that we expect that transaction with Freeport to close by the end of this quarter, we’re going to limit our guidance for the first quarter to the following Phelps Dodge metrics. These numbers should enable you to do the necessary modeling as you combine the two companies and look forward on a prospective basis. Obviously, going forward, you can make adjustments as you see fit.

For Phelps Dodge, copper production for the first quarter of this year should be in the range of 625 million to 655 million pounds. And it should approximate 2.9 billion pounds for the year. Copper sales in the same period, that is, the first quarter, should be in the range of 615 million to 645 million pounds and, again, for the year should also approximate 2.9 billion pounds. Finally, cash on hand at the end of the first quarter will likely approximate $4.6 billion, of which approximately $2 billion will be held outside the U.S. and will include, that amount will include, approximately $700 million held for the account of our minority partners.

With that, that concludes our formal remarks and overview of the quarter. As I said, all in all, a fairly uneventful quarter and one in which our guys did, I think, a great job of delivering from an operational standpoint.

With that, operator, we will open up the line for questions.

Operator:	Thank you, sir. Ladies and gentlemen, we will now begin the question and answer session. If you wish to ask a question, press the one key on your touchtone telephone. You will hear a tone indicating that you have been placed in queue. If your question has been answered or you wish to remove yourself from the queue, please press the pound key. If you are using a speakerphone, please pick up the handset before pressing the numbers. If you should require assistance during the call, please press star, then zero. Again,

PHELPS DODGE CORPORATION
4Q06 Analyst Call
January 29, 2007 / 9:30 a.m. EST

if you have a question at this time, please press the one key on your touchtone telephone.

Our first question comes from John Hill of Citigroup. Your question, please?

John Hill:	Thank you, and good morning, everyone. Just wondering if we could have a comment or two on anything new we’re seeing on the subject of copper substitution?

Steve Whisler:	Steve, do you want to take that?

Steve Higgins:	Thank you, John. I don’t think that we’ve seen anything new on substitution as compared to what we’ve commented in the past. The early substitution that we saw in those product areas that could move easily between copper and aluminum or other products took place pretty early on in the cycle. Our concern, of course, is, the longer the price stayed high, the more we would see the potential for re-engineering products and other materials. In fact, we’ve seen very limited amounts of that. And I think, primarily, it’s a function of the fact it’s very difficult for other materials to duplicate copper’s characteristics; and manufacturers are going to do that very carefully and only, I think, if they think that the price differential is going to remain high for the long term. So, while there’s been bits and pieces here and there and, certainly, the plumbing tube market is probably the most notable, we’ve seen fairly limited further substitution since our last call.

John Hill:	Very good. And then just a quick follow-up, if we could, on concentrate leach? Anything new to report from Morenci, and, then, any further thoughts how that might translate into opportunities elsewhere in the industry?

Tim Snider:	John, this is Tim Snider. The Morenci concentrate leach project is going along well. We expect to start it up sometime in the middle of the year. And, then,

PHELPS DODGE CORPORATION
4Q06 Analyst Call
January 29, 2007 / 9:30 a.m. EST

we’re pretty confident about how that’s going to go. But, we are continually studying where that might go in the future. But, we’re pretty optimistic.

John Hill:	Great. Thank you.

Steve Whisler:	Okay. I guess that’s the only question that we had. So, are we getting one more?

Operator:	Again, ladies and gentlemen, if you have a question at this time, please press the one key on your touchtone telephone.

Steve Whisler:	Well, we have no questions, so, I guess, we’re getting a free pass a little bit. Let me close with the following comments, if I may. I recognize that this could be Phelps Dodge’s final earnings conference call. And, if everything goes according to plan, our agreement to be acquired by Freeport-McMoRan will be completed before the end of March. For that reason, and on behalf of the board and management, I’d like to take this opportunity to thank a number of people who have supported Phelps Dodge over the years. Our customers have continued to support us with their business. Our suppliers have provided us with excellent products and services. And our engineering and construction contractors have helped us develop efficient, effective projects. But, above all, I want to thank our employees, whose dedication and hard work have helped us achieve record results for three consecutive years. I especially appreciate their unrelenting focus on safety, as they constantly strive to achieve the goal of zero injuries and occupational illnesses. Employees have been instrumental in achieving our advanced growth projects, such as the new Safford mine and the Tenke Fungurume project in the Democratic Republic of the Congo. They’ve also played a key role in ensuring that we protect the environment and address our legacy environmental issues through aggressive reclamation and remediation. For nearly 173 years, the Phelps Dodge name has been a part of the American and global landscape, and I’m pleased Freeport-McMoRan will

PHELPS DODGE CORPORATION
4Q06 Analyst Call
January 29, 2007 / 9:30 a.m. EST

keep it alive in the marketplace. We all look forward to making significant contributions to the exciting new company we will become in combination with Freeport-McMoRan. So, again, on behalf of the board and management, thank all of you. Operator, thank you very much.

Operator:	Ladies and gentlemen, that concludes our conference for today. A replay of this call will be available beginning approximately 2:30 p.m. Eastern today through February 5, 2007. For information on how to access the replay, please contact Phelps Dodge Investor Relations at 602.366.7856 or refer to the reminder announcement of this call.

Thank you for your participation. You may now disconnect. Good day.